Mail Stop 3561

August 21, 2008

Mr. Julian Steffenhagen
Chief Executive Officer
Hemacare Corporation
15350 Sherman Way, Suite 350
Van Nuys, CA 91406

      Re: **Hemacare Corporation**
              Form 10-K for Fiscal Year Ended
              December 31, 2007
              Filed April 14, 2008
              File No. 000-15223

Dear Mr. Steffenhagen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A(T) Controls and Procedures

(b) Management's Annual Report on Internal Controls over Financial Reporting, page 31

1.   We have reviewed your proposed amended disclosure in response to our prior comment two noting that only 50% of your evaluation was completed and you did not perform any testing of your internal controls. Based on this it appears that your evaluation was not completed and therefore your disclosure should clearly state that you can not conclude whether your internal controls over financial

reporting are effective or ineffective for the year ended December 31, 2007. In addition, your disclosure should (i) discuss the fact that you only evaluated 50% of your controls and did no testing and (ii) provide a detailed discussion for your plan for completing your evaluation of internal controls over financial reporting and when you expect the evaluation to be completed. Please revise. Please note that once your evaluation of your internal controls over financial reporting is completed you will need to amend your December 31, 2007 10-K again to clearly state whether your internal controls over financial reporting are effective or ineffective.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bill Kearns, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services